Exhibit 4

CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F of our reports dated November 29, 2013 on the consolidated financial statements of Shaw Communications Inc. as at August 31, 2013 and 2012 and for the two years ended August 31, 2013, and the effectiveness of internal control over financial reporting of Shaw Communications Inc. as of August 31, 2013 filed with the Securities and Exchange Commission.

Calgary, Canada November 29, 2013	/s/ Ernst & Young LLP Chartered Accountants